CONFIDENTIAL TREATMENT REQUESTED

BY INFORMATICA INC. INFA-0002

Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

October 7, 2021

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Priscilla Dao

Jeff Kauten

Laura Veator

Stephen Krikorian

Re:	Informatica Inc.

Registration Statement on Form S-1

CIK No. 0001868778

Ladies and Gentlemen:

On behalf of our client, Informatica Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 confidentially submitted to the Commission on June 24, 2021, and publicly filed on October 1, 2021 (the “Registration Statement”).

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection.

With the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff a copy of this letter through the Staff’s secure file transfer.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 7, 2021	BY INFORMATICA INC.: INFA-0002

Beginning January 1, 2021, which is approximately six months before the SEC comment letter dated July 21, 2021 and leading up to receipt of the preliminary price range of this offering, Ithacalux Topco S.C.A. (“Ithacalux”) has continued to issue stock options to its employees, executives and directors under its equity incentive plan (the “2015 Plan”). The 2015 Plan provides that the Compensation Committee of the Board of Directors (the “Compensation Committee”) may issue equity-based awards in the form of options to acquire Shareholder Interests (“option awards”). A Shareholder Interest represents an interest in Ithacalux consisting of one ordinary share and one share of each class of Class A shares then outstanding. Ordinary shares and Class A shares (Class A 1 through Class A 8) have the same economic and voting rights and participates in the net losses of Ithacalux proportionally to total shareholder interests. The option awards are not intended to qualify as Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code. The term of the option awards granted under the 2015 Plan is ten years with a vesting requirement of continued employment through the applicable vesting date (generally 3-4 years) for service-based awards. The vesting of certain performance-based options is subject to both the completion of this offering and market liquidity vesting criteria in connection with achieving a certain per share price in any one or more exit events. The vesting of remaining performance-based options is subject to the satisfaction of both a liquidity event-related performance condition, including the completion of this offering, and a service-based vesting condition. The Compensation Committee, with input from management, determines the estimated fair value of the Shareholder Interests after considering valuation reports from an independent third-party valuation specialist as well as other objective and subjective factors described in the Registration Statement.

As part of the necessary steps to prepare for this offering, Informatica has undergone an internal corporate restructuring, and in connection with these pre-IPO steps, a new parent corporation, Informatica Inc., was formed to become the publicly traded parent corporation of the Informatica business.

As part of Informatica’s corporate restructuring, all outstanding equity securities of Ithacalux, including the Shareholder Interests underlying the former options, were exchanged for, and converted into equity interests in Informatica Inc. For Shareholder Interests being exchanged for Informatica Inc. shares, the exchange was done on a 10:1 basis. The exercise price of each of those Shareholder Interests was also adjusted on a corresponding basis, so that the total value of the option holder’s equity ownership has not changed.

For the purpose of this response, we have considered the corporate structure post exchange and accordingly, all options granted have been adjusted to reflect the post exchange options and the underlying common stock will be Class A common stock of Informatica Inc.

The below table summarizes all the Company’s stock option grants under the 2015 Plan since January 1, 2021, along with the associated per option exercise price and the estimated fair value per share of the Company’s Class A common stock used to determine stock-based compensation expense for financial reporting purposes (presented as “Interpolated FMV used in fair value calculation” in the table below):

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 7, 2021	BY INFORMATICA INC.: INFA-0002

Option Grant Date	# Options Granted	Interpolated FMV used in fair value calculation	Grant (exercise) Price	Fair Value per independent third-party valuation	Date of independent third-party valuation	Vesting terms	Vesting period
2/17/2021	620,965	$19.63	$20.00	$17.00	11/30/2020	Service and performance	3 years
3/4/2021	858,250	$20.13	$20.00	$20.00	2/28/2021	Service and performance	3 years
4/22/2021	749,851	$21.73	$20.00	$20.00	2/28/2021	Service based	3 years
5/5/2021	464,235	$22.14	$20.00	$20.00	2/28/2021	Service and performance	3 years
5/10/2021	210,000	$22.29	$20.00	$20.00	2/28/2021	Service and performance	3 years
5/27/2021	230,800	$22.82	$20.00	$20.00	2/28/2021	Service and performance	3 years
5/28/2021	50,000	$22.86	$20.00	$20.00	2/28/2021	Service based	3 years
6/22/2021	272,600	$23.62	$23.00	$23.00	5/31/2021	Service based	3 years
7/9/2021	50,000	$24.15	$23.00	$23.00	5/31/2021	Service based	3 years
7/13/2021	50,000	$24.27	$23.00	$23.00	5/31/2021	Service and performance	3 years
7/29/2021	5,000	$24.74	$23.00	$23.00	5/31/2021	Service based	3 years
8/23/2021	31,600	$25.07	$24.80	$24.80	7/31/2021	Service based	3 years
9/21/2021	2,074,543	$25.40	$25.40	$25.40	9/20/2021	Service and performance	3-4 years

Prior to 2021, the Company has consistently used an independent third-party valuation of its common stock (the “valuation”) approved by Compensation Committee periodically in order to determine the option’s grant/exercise price. In 2021, the Company began obtaining quarterly valuations in anticipation of achieving an exit event, including this offering, and also began using an interpolated pricing model for awards whose grant date did not fall on a date of valuation. Under this method, for purposes of calculating stock-based compensation expense that the Company recognizes in its financial statements, for stock options granted during 2021, the Company used an interpolated fair market value as noted in the table above, which value reflects a straight-line increase from one valuation point to the next valuation point based on the percentage of time elapsed between the two points. The Company believes that the straight-line methodology provided the most reasonable basis for the valuation of its common stock between valuation dates because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.

Over the period tabularized above the fair value per independent third-party valuation reports has increased primarily due to:

1)

an increase in the revenue growth rates and future available cashflows as the Company continue to generate greater actual revenue and projected greater future revenue and EBITDA figures in its forecasts;

2)	an increase in the value of invested capital based on the Company’s revenue and EBITDA relative to the market multiples of its comparable companies; and

3)	a decrease in the discount due to a lack of marketability (“DLOM”) as the Company moves closer to an exit event.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 7, 2021	BY INFORMATICA INC.: INFA-0002

Date of independent third-party valuation report	Fair Value per independent third-party valuation	Percentage Increase in Fair Value Per common stock from Prior Valuation Report
November 30,2020	$17.00	N/A
February 28, 2021	$20.00	18%
May 31, 2021	$23.00	15%
July 31, 2021	$24.80	8%
September 20, 2021	$25.40	2%

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

Given the absence of a public trading market for the Company’s shares, the Company’s Compensation Committee exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s Class A common stock for all periods beginning January 2021, including:

•	the actual operating results and financial performance of the Company;

•	the conditions in the industry and economy in general;

•	the likelihood of achieving a liquidity event for the holders of options, such as an initial public offering or a sale of the company, given prevailing market conditions;

•	equity market conditions affecting comparable public companies and the market performance of comparable publicly traded companies;

•	the U.S. and global capital market conditions; and

•

The independent third-party valuations which valued its Class A common stock, including those valuations’ consideration of a lack of marketability of the Company’s common stock in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In valuing the Company’s Class A common stock, its Compensation Committee used an independent third party to determine the equity value of its business, generally using a combination of the income approach, the market comparable approach and the market transaction approach valuation methods. In each case, the valuation specialist reduced the fair value per share by a marketability discount since the shares were not publicly and freely tradable on respective valuation dates.

The income approach estimates equity value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a rate of return or discount rate appropriate for the risk of achieving the business’s projected cash flows. The market approach indicates the fair value of a business based on a comparison of the subject company to comparable firms in similar lines of business that are publicly traded, or which are part of a public or private transaction. This approach can be estimated through the market comparable method and the market transaction method.

For each valuation, the Company prepared a financial forecast to be used in the computation of the value of invested capital for both the income approach and market approach. The financial forecast considered the Company’s past results and expected future financial performance. The risk associated with achieving this forecast was assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact the Company’s business.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 7, 2021	BY INFORMATICA INC.: INFA-0002

The assumptions used by the third-party valuation specialist remained reasonably consistent since January 1, 2021, with one notable shift in the marketability discount. The Company has consistently used a weighting of income method, market comparable method and market transaction method for all valuations in order to determine the fair value of the shares. The discount for lack of marketability declined from 12% in February 2021 to 3% in September 2021. The marketability discount declined as the probability of filing the Form S-1 Registration statement for this offering increased from February 2021 to September 2021, with anticipation of this offering being effective in the fourth quarter of 2021.

FACTORS CONTRIBUTED TO CHANGE IN LATEST FAIR VALUE AND MID-POINT OF EXPECTED PRICE RANGE

As disclosed in the table above, the Company obtained latest independent third-party fair valuation report for Class A common stock on September 20, 2021. After carefully considering all relevant information available to the Company on the date of next grant (i.e., September 21, 2021), including the factors outlined above, the Compensation Committee determined that, the fair value of the Company’s Class A common stock was appropriate at $25.40 per share.

The Company supplementally advises the Staff that on September 27, 2021, representatives of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, the lead underwriters (the “Lead Underwriters”) for the Company’s initial public offering (the “IPO”), on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). Prior to September 27, 2021, the Lead Underwriters had not provided the Company with a specific estimated price range. Furthermore, the Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among representatives of the Company and the Lead Underwriters.

The Company further advises the Staff that the Preliminary Price Range is indicative of the price range that the Company expects to be disclosed in the preliminary prospectus. However, the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the filing of the preliminary prospectus for the commencement of the roadshow for the IPO. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market, and other developments affecting the Company. Upon completion of this valuation process with the underwriters, the Company anticipates that it will narrow down the indicative price range and confirms that it will not be greater than the range permitted by Compliance and Disclosure Interpretations 134.04. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.

As noted above, the Preliminary Price Range is $[***] to $[***] per share of Class A common stock. The Preliminary Price Range was determined based, in part, on discussions between the Company’s management and the Lead Underwriters, which discussions were after both the date of the latest independent third-party valuation report and the dates on which the Board approved the stock grants (i.e., September 21, 2021). In addition, the Preliminary Price Range was derived using different factors than those used by the Board and in the latest independent third-party valuation report in determining fair value for the September 21, 2021, stock grants. The factors considered in deriving the Preliminary Price Range included:

•

Preliminary Price Range considered the strong recent performance of similar or comparable publicly traded companies, and the favorable dynamics for relevant initial public offerings of larger scale technology companies.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 7, 2021	BY INFORMATICA INC.: INFA-0002

•

Since September 20, 2021, the Company has taken several steps towards the completion of an IPO, which includes the Company receiving additional feedback from potential investors, completed restructuring of the US entity and publicly filing the Registration Statement with the Commission.

•

The inclusion of other factors by the Lead Underwriters (i.e., revenue growth, annual recurring revenue, customer retention rate etc.) in their valuation models of indicated market values in determining the Price Range, which may not have been expressly considered in the Company’s valuations as a private company or did not provide the same weightage as by the Underwriters or not quantifiable in the Company’s valuation models as a private company.

•

The Preliminary Price Range represents a future price for shares of Class A common stock that, if issued in the IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Class A common stock as of the date of the Valuation Report appropriately represents contemporaneous estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability. This discount for lack of marketability for the Company’s Class A common stock was 3% as of September 20, 2021.

•

The Company is concurrently working on a debt refinancing along with this offering, which is contingent upon the completion of minimum $750 million in proceeds from the offering. The successful completion of an IPO would strengthen the Company’s balance sheet including a reduction in the outstanding indebtedness and interest rates, provide access to public equity, provide enhanced operational flexibility, and strengthen the Company’s brand recognition.

•

The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that are not applicable to the determination of the IPO price range.

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price and fair value at which it most recently granted stock options (the September 21, 2021, grant price) and the prior valuations are reasonable considering all of the considerations outlined above. In particular, the Company notes that the September 21, 2021, fair market value used to value options granted on that date was $25.40, representing [***]% of the Midpoint Price, reflecting the illiquidity of the Company’s common stock while it is a private company. The Company further believes that any impact of using the midpoint of preliminary price range (i.e., $[***]) for the purpose of calculating the additional stock-based compensation would be immaterial to the Company’s operating results. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 7, 2021	BY INFORMATICA INC.: INFA-0002

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 714-8525 or sbernard@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Steven V. Bernard
Steven V. Bernard

cc (w/o enclosures):         Amit Walia, Informatica Inc.

Eric Brown, Informatica Inc.

Bradford Lewis, Informatica Inc.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.

Michael A. Moesel, Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson, Fenwick & West LLP

Michael A. Brown, Fenwick & West LLP

Michael S. Pilo, Fenwick & West LLP